UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

(Commission File No. 1-14728)

Lan Chile S.A.
(Translation of registrant's name in English)

Avenida Americo Vespucio Sur 901
Renca,
Santiago, Chile
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ____ No     X

MATERIAL FACT

Santiago, June 15, 2004
GL012/2004

Mr. Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Present

Dear Sir,

In compliance with what is established by the current regulation, I inform you that in the Extraordinary Session held on June 14, 2004, Lan Chile S.A.‘s Board of Directors agreed to call an Extraordinary Shareholders’ Meeting on July 23, 2004 at 11:00 a.m. to discuss the following matters:

a)     Change the corporate name of Lan Chile S.A. to Lan Airlines S.A., and
 b)     Change the appointment of the company’s legal representative.

As a result, articles 1 and 15 of the By-Laws shall be modified with respect to the matters mentioned in letters a) and b) above.

Sincerely,

Luis Ernesto Videla Berguecio
General Manager
Lan Chile S.A.

cc.	Bolsa de Comercio de Santiago Bolsa de Corredores de Valparaíso Bolsa Electrónica de Chile

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2004

Lan Chile S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer